SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35311

Deregistration under Section 8(f) of the Investment Company Act of 1940

August 30, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of August 2024. A copy of each application may be

obtained via the Commission's website by searching for the applicable file number listed

below, or for an applicant using the Company name search field, on the SEC's EDGAR

system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090. An order granting each application will be

issued unless the SEC orders a hearing. Interested persons may request a hearing on any

application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the

relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the

relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on

September 24, 2024, and should be accompanied by proof of service on applicants, in the form

of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,

hearing requests should state the nature of the writer's interest, any facts bearing upon the

desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

First Trust New Opportunities MLP & Energy Fund [File No. 811-22902]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FT Energy Income Partners Enhanced Income ETF, a series of First Trust Exchange-Traded Fund VIII, and on May 6, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $298,250 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on August 5, 2024.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

First Trust Energy Infrastructure Fund [File No. 811-22528]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FT Energy Income Partners Enhanced Income ETF, a series of First Trust Exchange-Traded Fund VIII, and on May 6, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $383,391 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on August 5, 2024.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

First Trust/abrdn Emerging Opportunity Fund [File No. 811-21905]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 8, 2022, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $57,194 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on August 5, 2024.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

First Trust Energy Income & Growth Fund [File No. 811-21549]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FT Energy Income Partners Enhanced Income ETF, a series of First Trust Exchange-Traded Fund VIII, and on May 6, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $488,150 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on August 5, 2024.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

First Trust MLP & Energy Income Fund [File No. 811-22738]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FT Energy Income Partners Enhanced Income ETF, a series of First Trust Exchange-Traded Fund VIII, and on May 6, 2024, made a final distribution to its shareholders based on net asset value. Expenses of $607,659 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on August 5, 2024.

Applicant's Address: 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

Hatteras Lower Middle Market Buyouts Fund [File No. 811-23827]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 30, 2024.

Applicant's Address: 8510 Colonnade Center Drive, Suite 150, Raleigh, North Carolina 27615.

Tailwind Endowment Alternatives Fund [File No. 811-23804]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 30, 2024.

Applicant's Address: 8510 Colonnade Center Drive, Suite 150, Raleigh, North Carolina 27615.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.